EXHIBIT (4)(cc)

                                      ROTH
                          INDIVIDUAL RETIREMENT ANNUITY
                                   ENDORSEMENT

The annuity contract is changed as set out below to make it a Roth Individual Retirement Annuity.


   APPLICABLE TAX LAW RESTRICTIONS. This annuity contract is intended to receive contributions that qualify for special tax treatment under Internal Revenue Code ("IRC") Section 408A. It is restricted as required by federal tax law. We may change the terms of this annuity contract or administer this annuity contract at any time as needed to comply with that law. Any such change may be applied retroactively.

   EXCLUSIVE BENEFIT. This annuity contract is established for the exclusive benefit of you and your beneficiaries. Your interest in this annuity contract is nonforfeitable.

   NON-PARTICIPATING. This annuity contract does not pay dividends or share in our surplus.

   NO ASSIGNMENT OR TRANSFER. You cannot assign, sell, or transfer your interest in this annuity contract. You cannot pledge it to secure a loan or the performance of an obligation, or for any other purpose. The only exceptions to these rules are:

      1) an interest in this annuity contract may be transferred to a spouse or former spouse under a divorce or separation instrument described in IRC
         Section 71(b)(2)(A); and

      2) you may designate another person to receive payments with you based on joint lives or joint life expectancies, but any such designation shall not give that other person any present rights under the annuity contract during your lifetime.

   CONTRIBUTIONS. This annuity contract does not require fixed premiums, purchase payments, or other contributions, but we may decline to accept any contribution of less than $50. This annuity contract will not lapse if you do not make contributions. This annuity contract will remain subject to cancellation under any involuntary surrender or termination provision of this annuity contract; provided, however, that in no event shall any such cancellation occur unless, at a minimum, contributions have not been made for at least two full years and the value of this annuity contract (increased by any guaranteed interest) would provide a benefit at its stated maturity date of less than $20 a month under the regular settlement option.

   All contributions to us must be made in cash BY CHECK OR MONEY ORDER MADE PAYABLE TO US.

   Total contributions made to this annuity contract with respect to any one tax year may not exceed $2,000, excluding any payment which is a qualified rollover contribution under IRC Section 408A(e).

   This annuity contract will not accept contributions made by an employer through Simplified Employee Pension (SEP) program under IRC Section 408(k) or a SIMPLE plan under IRC Section 408(p). No rollover contributions will be accepted other than a qualified rollover contribution from an IRA or Roth IRA under IRC Section 408A(e). This annuity contract will not accept a transfer or rollover of any funds attributable to contributions made by an employer through a SEP program or SIMPLE plan except to the extent provided by the Secretary of the Treasury.


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   ANNUAL  REPORT.  Following the end of each calendar  year, we will send you a report concerning the status of your annuity contract. This report will include (i) the amount of all regular contributions received during or after the calendar year which relate to such calendar year, (ii) the amount of all rollover contributions received during such calendar year, (iii) the contract value(s) determined as of the end of such calendar year, and (iv) such other information as may be required under federal tax law.

   REQUIRED MINIMUM DISTRIBUTIONS DURING LIFE. During your lifetime, distributions from your annuity contract need not meet the requirements of IRC Section 401(a)(9) or the incidental death benefit requirements of IRC
   Section 401(a)(9)(G).

   REQUIRED MINIMUM DISTRIBUTIONS AFTER DEATH. Your entire interest in this annuity contract must be paid either:

      1)  in full by December 31 of the fifth  calendar year after your death;
         or

      2) over the life or over a period certain not greater than the life expectancy of the individual designated under this annuity contract to receive payments after your death with payments beginning by December 31 of the first calendar year after your death.

   However, if your surviving spouse is the individual designated to receive your entire interest in this annuity contract, this annuity contract will be treated as the Roth IRA of such spouse if he or she becomes Successor Owner of this contract, makes a rollover from this contract, or fails to receive distributions from this contract otherwise required by this provision. No contributions or rollover to this annuity contract may be made after your death unless your spouse becomes Successor Owner. In any case, if a surviving spouse dies before payments begin under this provision, then this provision shall apply upon the death of your spouse as if your spouse was the owner of this annuity contract.

   Life expectancy is computed using the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. The life expectancy of your surviving spouse shall be recalculated annually unless periodic payments for a fixed period begin irrevocably (subject to acceleration) by the date payments are required to begin. The life expectancy of any other individual may not be recalculated. Any life expectancy which is not being recalculated shall be determined using the attained age of such individual in the calendar year in which payments are required to begin or in any earlier year in which payments begin irrevocably, and any payment calculations for subsequent years shall be based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first determined.


This is part of your annuity contract. It is not a separate contract. It changes the annuity contract only as and to the extent stated. In all cases of conflict with the other terms of the annuity contract, the provisions of this Endorsement shall control. This Endorsement shall supersede any other Individual Retirement Annuity endorsement(s) which may have previously been a part of the contract.


Signed for us at our office as of the date of issue.


                  /s/ Betty Kaspowicz             /s/ James M. Mortensen

                  ASSISTANT SECRETARY             EXECUTIVE VICE PRESIDENT





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